NOTIFICATION OF THE REMOVAL FROM LISTING AND REGISTRATION OF THE STATED SECURITIES The New York Stock Exchange hereby notifies the SEC of its intention to remove the entire class of the stated securities from listing and registration on the Exchange at the opening of business on December 29, 2006, pursuant to the provisions of Rule 12d2-2 (a). [ X ] 17 CFR 240.12d2-2(a)(2) That the entire class of this security was redeemed or paid at maturity or retirement on December 15, 2006. ON THE MANDATORY CONVERTIBLE DATE (DECEMBER 15, 2006), THE HOLDERS WILL RECEIVE BETWEEN 3.0358 AND 3.7037 SHARES OF COMMON STOCK OF THE COMPANY. On December 15, 2006, each share of the Company's Series A Mandatory Convertible Preferred Stock will automatically convert, subject to the adjustments described in the prospectus supplement, into between 3.0358 and 3.7037 shares of common stock, depending on the then-current market price of the Company's common stock. At any time prior to December 15, 2006, holders may elect to convert each share of their Series A Mandatory Convertible Preferred Stock, subject to the adjustments described in the prospectus supplement into 3.0358 shares of the Company's common stock. If the closing price per share of the common stock exceeds $24.71 for 20 trading days within a period of 30 consecutive trading days, we may elect, subject to certain limitations described in the prospectus supplement to cause the conversion of all, but not less than all, of the shares of Series A Mandatory Convertible Preferred Stock then outstanding for shares of common stock at a conversion rate of 3.0358 shares of common stock for each share of the Company's Series A Mandatory Convertible Preferred Stock. The Exchange also notifies the Securities and Exchange Commission that as a result of the above indicated conditions this security was suspended from trading on December 15, 2006.